UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Material Fact

Banco Bradesco S.A. (“Bradesco” or “Bank”) informs its shareholders and the market in general that, having complied with the requirements provided for in Paragraphs 1 and 2 of Article 30 of Law No. 6,404/76 and in accordance with the provisions of Instruction CVM No. 567, dated September 17, 2015, and in Paragraph 6 of Article 6 of its Bylaws, the Board of Directors, resolved:

•	To revoke the buyback program of own shares issuance for the permanence in treasure and subsequente sale or cancellation, currently in effect, approved on December 23, 2020, which authorized the acquisition of up to 15,000,000 shares; and

•	To institute a new buyback program (“new program”) that authorizes Bradesco's Executive Board to acquire, in the period from April 26, 2021 to April 26, 2022, up to 97,190,795 book-entry, registered shares, with no par value, being up to 48.705.792 common shares and up to 48.485.003 preferred shares.

By appropriate, informs that:

•	The total shares approved for repurchase represents one percent (1%) of the total shares outstanding, which will be, cancelled, opportunely;

•	Existing resources in “Profit Reserves - Statutory”, available for investments, which will be used; and

•	The new buyback program demonstrates the confidence of Bradesco's Administration in its robust capital and liquidity position, and in its capacity to generate value in a sustainable way for its customer and shareholders.

At the same time that Bradesco continues to invest in improving the experience of its customers and in the long-term growth and profitability, the new buyback program will be an important instrument of capital management and a way of remuneration to shareholders, which is added and it does not compete with traditional remuneration through the distribution of dividends and interest on shareholders’ equity.

In the attachment below, all information complementary to the transaction, required by CVM Instructions 480, dated December 12, 2009, and 567, dated September 17, 2015, was listed.

Cidade de Deus, Osasco, SP, April 23, 2021

Leandro de Miranda Araujo

Executive Officer and

Investor Relations Officer

1.	Justify in detail the objectives and the economic effects expected from the operation.

Objective: to use a portion of the funds in the “Profit Reserves - Statutory”, available for investments, in the acquisition of shares to be held in treasury and subsequently sold or cancelled, to be resolved in due time.

Economic Effects:

For shareholders, the operation enables greater financial returns due to the proportional increase in the amount of dividends/interest on shareholder’s equity distributed per share, given that shares held in treasury do not have economic or political rights (Article 10 – CVM Instruction No. 567/2015). Consequently, the amounts to be declared as dividends/interest on shareholder’s equity will be paid exclusively to shares outstanding in the market.

For Bradesco, the operation, within the validity term established, is designed to identify market opportunities, maximizing the allocation of funds available in reserves, while limiting outflows so as not to affect its results.

2.       State the number of shares (i) outstanding and (ii) already held in treasury.

outstanding		In treasury
Common	Preferred	Common	Preferred
1,393,587,875	4,714,820,139	0	0

3.	State the number of shares that may be acquired or disposed of.

Up to 97,190,795 non-par, registered, book-entry shares, being up to 48,705,792 common shares and up to 48,485,003 preferred shares.

4.	Describe the main characteristics of the derivative instruments used by the Company, if any.

Not applicable

5.	Describe voting agreements or instructions, if any, between the Company and the counterparty of the operations

Not applicable. The shares will be acquired at the B3 S.A. – Brasil, Bolsa, Balcão (B3).

6.	In the event of operations held outside organized securities market, state: a. the maximum (minimum) price for which shares will be acquired (disposed of); and b. the reasons that justify the operation at prices more than ten percent (10%) higher, in the case of acquisition, or more than ten percent (10%) lower, in the case of disposal, than the average of share price, weighted by volume, in the ten (10) previous trading sessions, where applicable.

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Not applicable. The shares will be acquired at market price through operations held at B3.

7.	State the impacts of the trading on the Company’s control or administrative structure, if any.

Not applicable, considering that Bradesco’s control is defined and the maximum number of shares to be acquired is insufficient to affect the Company’s control or administrative structure.

8.	Identify the counterparties, if known, and, in the case of a related party, as defined by the accounting rules governing this matter, provide information as required by Article 8 of CVM Instruction 481, of December 17, 2009.

As the operations will be held at B3, the counterparties are not known.

9.	Indicate the allocation of the proceeds, if applicable.

Not applicable, since the shares acquired within the renewed program will be held in treasury.

Consequently, the allocation of the proceeds will only be known depending on the decision regarding the disposal of the cancellation of the shares, which will be made in due time and informed to the market.

10.	Indicate the maximum term to settle the authorized operations.

The maximum term is 12 months, from April 26, 2021 to April 26, 2022.

11.	Identify institutions acting as intermediaries, where applicable.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários, headquartered at Avenida Presidente Juscelino Kubitschek, 1.309, 11o andar, Vila Nova Conceição, São Paulo, SP, CEP 04543-011; and

Ágora Corretora de Títulos e Valores Mobiliários S.A., headquartered at Avenida Paulista, 1.450, 3o andar, Bela Vista, São Paulo, SP, CEP 01310-917.

12.	Describe the funds available for use, pursuant to Article 7, paragraph 1 of CVM Instruction No. 567, of September 17, 2015.

Funds from the “Profit Reserves – Statutory” account, in the Company’s Net Equity, will be used.

13.	Specify the reasons why the members of the Board of Directors believe that the share buyback will not affect compliance with the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends.

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The Board of Directors believes that the acquisition of shares to be held in treasury, within the approved limits, will not affect compliance of the obligations assumed with its creditors, nor will it affect the payment of mandatory dividends.

In these terms, it is worth noting that Bradesco manages its reserves in accordance with estimates of funds available for investment, considering its regular operations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 23, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.